SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE ABOUT RELATED PARTY TRANSACTIONS

TIM PARTICIPAÇÕES S.A. ("Company") (BMF&BOVESPA: TIMP3; NYSE: TSU), in compliance with CVM Instruction nº552/14, hereby informs that on June 20, 2017 it was celebrated the related party transactions as below:

Name of the Related-Party: Italtel Brasil Ltda
Transaction Date: 06/20/2016
Value Involved (Reais): R$ 23,298,151.00
Balance Remaining (Reais): Not applicable.
Total (Reais): Not applicable.
Duration: 06/01/2017 until 06/30/2019
Loan or another type of debt: Not applicable.
Interest rate charged: Not applicable.
Contract object: Products and services for a complete PCRF solution implementation, which is responsible for business rules implementation, use policies, service information status and user data plans, amongst other related functionalities. This contract covers the supply of IT Servers, software, technical support services, professional services regarding this solution and installation services.
Warranty and insurance: Insurance Warranty: Insurance Warranty: Creditor: TIM Celular S.A. / Guarantor: Mapfre Seguros Gerais S.A. / Bailed: Italtel Brasil Ltda / Expiration: 06/01/2016 until 06/01/2019 / Guarantee value limitation of R$ 3,416,187.90.
Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.
Rescission or extinction: The agreement provides many dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.
Nature and reason for the operation: Italtel was the winner in an open competition process, presenting the best solution from a technical and economic point of view.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party: Italtel Brasil Ltda
Transaction Date: 06/20/2017
Value Involved (Reais): R$ 21,459,128.85
Balance Remaining (Reais): Not applicable.
Total (Reais): Not applicable.
Duration: 07/01/2017 until 06/30/2018
Loan or another type of debt: Not applicable.
Interest rate charged: Not applicable.
Contract object: Hiring support and hardware repair services in 3rd level for backbone IP and NGN networks (next generation network), network TI Cisco, and platform DPI (Deep Packet Inspection).
Warranty and insurance: Insurance Warranty: Not applicable.
Insurance: The Contract determines that the contractor must maintain mandatory insurance to guarantee and protect the risks inherent to the services provided in the contract, against any type of damages and / or accidents caused to the CONTRACTOR and / or third parties, whether material and / or Personal and / or moral and / or financial expenses that will take effect until its conclusion and / or issue of the Final Acceptance Agreement by the CONTRACTOR, whichever occurs last. Insurance must comply with the rules of Brazilian law.
Rescission or extinction: The Agreement provides for several hypotheses of contractual termination, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any event of termination, the Contractor will only be entitled to the payment of the services actually rendered, and no compensation shall be due.
Nature and reason for the operation: Italtel was the winner in an open competition process, presenting the best solution from a technical and economic point of view.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party: Italtel Brasil Ltda
Transaction Date: 06/20/2017
Value Involved (Reais): R$ 8,755,978.00
Balance Remaining (Reais): Not applicable.
Total (Reais): Not applicable.
Duration: 06/01/2017 until 05/31/2018
Loan or another type of debt: Not applicable.
Interest rate charged: Not applicable.
Contract object: To provide service and equipment associated to DWDM (Dense Wavelength Division Multiplexing) technologies, with the purpose of promoting service to transport data and voice traffic between cities in the North and Northeast of Brazil.
Warranty and insurance: Insurance company letter: Creditor: TIM Celular S.A. / Guarantor: Tokio Marine Seguradora S.A / Bailed: Italtel Brasil LTDA / Expiration: 06/01/2017 until 05/31/2018/ Guarantee value limitation of R$ R$ 875,597.80.
Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.
Rescission or extinction: The agreement provides many dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.
Nature and reason for the operation: Italtel was the winner in an open competition process, presenting the best solution from a technical and economic point of view.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group

Name of the Related-Party: Italtel Brasil Ltda
Transaction Date: 06/20/2017
Value Involved (Reais): R$ 1,043,383.50
Balance Remaining (Reais): Not applicable.
Total (Reais): Not applicable.
Duration: 06/01/2017 until 12/31/2017
Loan or another type of debt: Not applicable.
Interest rate charged: Not applicable.
Contract object: Provision of DNS (Domain Name System) products and solutions for security functions and increase of traffic capacity, supporting the evolution strategy of TIM Brasil’s Network. This addendum aims to meet the acquisition of licenses, Technical Support Service and Support contracted solution.
Warranty and insurance:  Insurance Warranty: Not applicable.
Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.
Rescission or extinction: The agreement provides many dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.
Nature and reason for the operation: Italtel was the winner in an open competition process, presenting the best solution from a technical and economic point of view.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party: Italtel Brasil Ltda
Transaction Date: 06/20/2017
Value Involved (Reais): R$ 493,043.00
Balance Remaining (Reais): Not applicable.
Total (Reais): Not applicable.
Duration: 06/01/2017 until 12/31/2017
Loan or another type of debt: Not applicable.
Interest rate charged: Not applicable.
Contract object: Hiring Software Development Services to execute the CORE Decomissioning project, whose scope involves the deactivation of MGX elements provided by ITALTEL, due to technological updating and the necessary infrastructure release on the sites.
Warranty and insurance: Insurance Warranty: Creditor: TIM Celular S.A. / Guarantor: Porto Seguro / Bailed: Italtel Brasil LTDA / Expiration: 10/01/2016 until 12/31/2017 / Guarantee value limitation of R$ 90,842.30.
Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.
Rescission or extinction: The agreement provides many dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.
Nature and reason for the operation: Technological exclusivity. Is necessary direct interventions on the active equipment and services. Require hiring of the supplier in function of the existing solution to be the owner and exclusive technological domain of the same.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Rio de Janeiro, June 27, 2017.
TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 27, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.